

Mail Stop 3561

May 14, 2018

Aristides J. Pittas
Chief Executive Officer
EuroDry Ltd.
4 Messogiou & Evropis Street
151 24 Maroussi Greece

     Re: EuroDry Ltd.
              Registration Statement on Form F-1
              Filed May 8, 2018
              File No. 333-224732

Dear Mr. Pittas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It does not appear that the free writing prospectus filed by the company on May 9, 2018 includes the legend required by Rule 433(c)(2). Please refile or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Gilmore at (202) 551-3777 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Anthony Tu-Sekine, Esq.
        Seward & Kissel LLP